UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

North Haven Private Income Fund A LLC (Name of Subject Company (Offeror and Issuer))

North Haven Private Income Fund A LLC (Name of Filing Persons (Issuer))

Class I Units (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jeffrey S. Levin
MS Capital Partners Adviser Inc.
1585 Broadway
New York, NY 10036
(212) 761-3580
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to: Thomas J. Friedmann William J. Bielefeld Matthew J. Carter Jonathan H. Gaines Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 2 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 1, 2023 by North Haven Private Income Fund A LLC (the “Company”) in connection with an offer by the Company to purchase up to 69,101 of its outstanding Class I Units (the “Units”) at a price equal to the net asset value per Unit as of December 31, 2023 upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The Offer expired at 12:01 a.m., Eastern Time, on December 5, 2023. No Units were validly tendered in connection with the Offer, and, as a result, no Units are being repurchased pursuant to the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH HAVEN PRIVATE INCOME FUND A LLC

By:	/s/ David Pessah
Name:	David Pessah
Title:	Chief Financial Officer

Dated: January 31, 2024